Exhibit 99.1

Powell Max Limited Announces Pricing of Initial Public Offering

HONG KONG, Sept. 05, 2024 (GLOBE NEWSWIRE) -- Powell Max Limited (Nasdaq: PMAX) (the “Company” or “Powell Max”), a financial communications services provider headquarted in Hong Kong, today announced the pricing of its initial public offering (the “Offering”) of 1,426,750 Class A Ordinary Shares (the “Shares”) at a public offering price of $4 per Share. The Company expects to receive aggregate gross proceeds of $5,707,000 from the Offering, before deducting underwriting discounts and other offering expenses. In addition, the Company has granted the Underwriter a 45-day option to purchase up to an additional 214,012 Shares at the public offering price, less underwriting discounts.

The Shares are expected to being trading on the Nasdaq Capital Market on September 5, 2024, under the symbol “PMAX.” The Offering is expected to close on September 6, 2024, subject to customary closing conditions.

The Company intends to use the net proceeds from the Offering for setting up overseas business entities, branches and offices, potential mergers and acquisitions, repayment of bank loans and for working capital and general corporate use.

WallachBeth Capital LLC (the “Underwriter”) is acting as Lead Underwriter to the Offering and Revere Securities LLC is acting as the Co- Manager to the Offering. K&L Gates is acting as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the Underwriter.

A registration statement on form F-1 (333-279859) related to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission on September 4, 2024. The Offering is made only by means of a prospectus. Once available, a copy of the final prospectus related to the Offering may be obtained from: the Underwriter, by email at cap-mkts@wallachbeth.com. The final prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Powell Max Limited

Powell Max Limited is a financial communications services provider headquartered in Hong Kong. The Company engages in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Its financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. The Company’s clients consist of domestic and international companies listed in Hong Kong, together with companies who are seeking to list in Hong Kong, as well as their advisors.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the Company’s proposed initial public offering. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed initial public offering discussed above will be completed on the terms described. Completion of the proposed initial public offering and the terms thereof are subject to numerous factors, many of which are beyond the control of the Company, including, without limitation, the failure of customary closing conditions and the risk factors and other matters set forth in the prospectus included in the registration statement in the form last filed with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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